Fourth Quarter 2008 Performance Commentary

Chang Suh

Executive Vice President and Chief Portfolio Manager

AFL-CIO Housing Investment Trust

March 3, 2009

The AFL-CIO Housing Investment Trust provided positive returns to investors in 2008 while most funds and investment managers suffered substantial losses and underperformed their benchmarks. As of December 31, 2008, the HIT outperformed its benchmark, the Barclays Capital (formerly Lehman Brothers) Aggregate Bond Index, for the 1-, 3-, 5- and 10-year periods on a net basis. The Trust’s prudent and disciplined investment strategy generated superior returns versus the benchmark and outperformed many fixed-income managers in a market environment challenged by liquidity and credit crises.

The HIT’s gross and net returns for the year ended December 31, 2008, were a positive 5.68% and 5.25%, respectively. This contrasted with the negative returns of the major U.S. stock indices over the same period: –38.4% for the Standard & Poor’s 500 Index, –33.8% for the Dow Jones Industrial Average and –40.5% for the NASDAQ Composite

Index.

The performance data quoted represents past performance. Past performance is no guarantee of future results. Economic and market conditions change, and both will cause investment return, principal value, and yield to fluctuate so that a participant’s units, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted.
        Performance data current to the most recent month-end is available by following this link.

Gross performance figures do not reflect the deduction of HIT expenses. Information about HIT expenses can be found on page 9 of the 2008 annual reportand page 6 of the HIT’s current prospectus. The Barclays Aggregate Bond Index is an unmanaged index and is not available for direct investment, although certain funds attempt to replicate this index. Returns for the Barclays Aggregate would be lower if they reflected the actual trading costs or expenses associated with management of an actual portfolio.

High Credit Quality Assets

Higher credit quality assets, such as those in the HIT portfolio, outperformed lower credit quality investment grade bonds in 2008 – a year that will go down in history as one of the worst for the capital markets. Stocks, corporate bonds, commodities and other sectors suffered massive losses, while U.S. Treasuries performed well as investors sought safety and liquidity. Helping the HIT to outperform its benchmark was the fact that the HIT held a greater proportion of higher credit quality assets than the benchmark. Nearly 98% of the HIT’s investments consisted of securities that were issued, insured or guaranteed by a U.S. government agency or a government-sponsored enterprise or were AAA-rated, compared to just 81% in the benchmark. Also benefiting the Trust’s performance was the fact that it does not invest in corporate bonds. This sector, which made up nearly 20% of the benchmark at the beginning of the year, had one of its worst years on record.

The HIT’s performance in 2008 also benefited from its disciplined management of the portfolio’s interest rate risk to keep it neutral to the benchmark. Aggressive interest rate cuts by the Federal Reserve (with the target rate reaching zero to 0.25% in December) were accompanied by a number of unprecedented actions by the Fed to help normalize conditions in the credit markets. In particular, in late 2008 the Federal Reserve announced a $600 billion program to reduce mortgage costs by directly purchasing agency mortgage-backed securities (MBS) and agency debt. Mortgage rates fell in anticipation of the purchases, expected prepayments rose and economic fundamentals continued to weaken, which caused investors’ portfolio durations to contract across the market. This heightened the demand for longer-term securities, causing interest rates to reach all-time lows.

Adhering to its investment guidelines, the HIT continued to reject the excessive risk-taking and irresponsible investing that had gained popularity in recent years but have now put the U.S. economy at risk. The HIT’s focus on high credit quality investments once again delivered competitive performance while minimizing the risk of loss of principal and generating consistent income. The HIT does not employ leverage through borrowing and therefore does not have margin call risk or refinancing risk for debt. Further, the HIT has never used derivatives and has never invested in securities backed by subprime mortgages.

The Economic Landscape

During 2008, the U.S. economy was in a recession that had started in December 2007. The recession was characterized by rising unemployment and a sharp decline in consumer spending. Mortgage foreclosures continued to rise, placing downward pressure on home values and devastating entire communities. Businesses faced increasing bankruptcies as the economy contracted, and defaults and delinquencies in both corporate and commercial debt rose.

The U.S. financial industry changed dramatically during the year as a result of losses related to leveraged investments, particularly in securities derived from subprime loans. Because of bank failures and mergers, the number of banking institutions shrank. Fannie Mae and Freddie Mac, which held or guaranteed nearly half of the $12 trillion U.S. mortgage market, were placed under federal conservatorship when the government determined that they were at risk for insolvency without additional capital. The U.S. Treasury and Federal Reserve injected capital into the banking system, but banks continued to be reluctant to lend.

Portfolio Strategy

The U.S. economy is expected to remain weak for the foreseeable future. Job losses continue to accelerate, and the problems of the financial sector have caused economies to contract significantly around the world. The U.S. government, along with many others, is continuing its efforts to spur growth through fiscal and monetary actions.

In this difficult environment, however, the HIT expects to have opportunities to make investments in high credit quality securities that will provide competitive returns while creating affordable housing and good union jobs. The Federal Housing Administration (FHA) is expected to take on an increased role in the multifamily mortgage market in the coming year, and the HIT, with its long experience with FHA, will seek to capture FHA transactions that meet its investment and labor requirements. The FHA can insure loans for both construction and permanent financing, which is helpful to developers, and the loans are backed by the full faith and credit of the federal government, which makes them an excellent investment for the HIT.

As always, the HIT will continue to select its investments prudently, consistent with its commitment to achieve competitive returns for its investors. The HIT’s strategy of investing in government and agency multifamily MBS provides principal protection and stable cash flows for HIT investors. Prepayment protections help safeguard HIT investments in volatile markets. These multifamily investments have allowed the HIT to generate superior risk-adjusted returns over the long term.

The shortage of liquidity and capital to fund multifamily projects over the last year has caused these investments to become much more attractive (with higher yields relative to Treasuries) than they have been historically. The HIT will aggressively seek capital to fund the expected increase in FHA multifamily production, as it continues to execute its long-term strategy of achieving higher yield, superior credit quality and neutral interest rate risk versus the benchmark.